CreditRiskMonitor
Jerome S. Flum
Chief Executive Officer

September 24, 2009

Mr. Larry Spirgel
Assistant Director
United States Securities & Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Creditriskmonitor.com, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 23, 2009
File No. 001-08601

Dear Mr. Spirgel:

We are in receipt of your letter dated September 17, 2009 in which you noted that the staff of the Securities and Exchange Commission had reviewed our response dated September 16, 2009 and had additional comments.  We submit the following information in response to the Comment Letter.

Results of Operations, page 12

1.
We note your response to comment one from our letter dated September 1, 2009. Please explain in greater detail disclosing any change in the number of your subscribers for the periods being presented as a percentage of your total number of subscribers would cause you competitive harm.

RESPONSE

Disclosing the change in the number of subscribers for the periods being presented as a percentage of the total number of subscribers would cause substantial competitive harm.

The Company competes with many companies, some of which are much larger, publicly-listed firms such as The Dun & Bradstreet Corporation (“D&B”), Experian Information Solutions, Inc. (part of Experian plc) and Equifax Inc.  Other competitors are mid-sized and smaller private firms with no disclosure obligations.  The Company finds that while it sometimes wins clients from these competitors, it also loses clients who proceed to do business with these other firms.  The Company’s representatives are frequently told that the reason for a cancellation was a competitive offer from one of our competitors.

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704 Executive Blvd. Suite A	Valley Cottage, NY 10989	p 845.230.3030	f 845.267.4110

It is notable that one of these competitors, D&B, has a U.S. market share well in excess of 50% in the main product market (“commercial credit reports”) served by the Company, whereas the Company’s market share is less than 2%.  Our revenues in the fiscal year ended 2008 were less than $6 million, whereas D&B’s revenues were in excess of $1.7 billion.

To the best of our knowledge, none of the Company’s competitors, including D&B, discloses the change in the number of subscribers as a percentage of the total number of subscribers or any other specific information regarding their number of subscribers.  This is an important context for our concerns because the availability of information would be asymmetrical in favor of our competitors, especially those with larger market share.

Consider that it is a common practice to use financial statements to calculate the rate of growth (or decline) in revenues.  Disclosing the additional information discussed above reveals the rate of growth (or decline) in subscribers.  Just as the ratio of revenues to subscribers would reveal average revenue per subscriber, and provide competitors unwarranted insight into the Company’s price discounting practices, the ratio of these rates of growth would clearly reveal trends in the Company’s price discounting, providing competitors with valuable insights into the strengths and weaknesses of the Company. More specifically, if our revenues are growing at a certain percentage and the number of our subscribers is growing at a smaller percentage, this tells our competitors that our prices are going up or that we are discounting off list less vigorously. Conversely, if our revenues are growing by a smaller percentage than the percentage growth in our subscribers, then our competitors will know that the Company is reducing prices or discounting more heavily.  The fact that our prices/discounts are rising or falling will be valuable information for any of our competitors, particularly the larger ones, who may be determined to compete strenuously against us on price (and who do not themselves disclose the same information). The Company’s competitors are certainly aware of the actions and initiatives of each competitor in the marketplace during specific periods of time.  If the Company were compelled to disclose this information, the information could facilitate and encourage selective pricing, concentration of marketing and sales efforts in specific market segments, stimulate product development plans and might trigger take-over bids.

To provide a bit more background, here are a few facts about our company:
▪	The Company’s current market capitalization is less than $30 million.
▪	30 investors control an estimated 90% of the Company’s outstanding shares.
▪	The total number of CRMZ shares traded year-to-date is approximately 355,000 shares, for a year-to-date traded value of approximately $470,000.

If you have any questions relating to any part of this letter, please do not hesitate to contact me.

Sincerely,

Jerome S. Flum
Chief Executive Officer

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704 Executive Blvd. Suite A	Valley Cottage, NY 10989	p 845.230.3030	f 845.267.4110